Prospectus Supplement filed pursuant to Rule 424(b)(3)

in connection with Registration Statement No. 333-184637

Cempra, Inc.

Prospectus Supplement No. 3 dated February 7, 2013

(to Prospectus dated November 20, 2012,

Prospectus Supplement No. 1 dated December 14, 2012

and Prospectus Supplement No. 2 dated December 19, 2012)

3,864,461 shares of common stock

This prospectus supplement supplements information contained in that certain prospectus, dated November 20, 2012, that certain Prospectus Supplement No. 1, dated December 14, 2012, and that certain Prospectus Supplement No. 2 dated December 19, 2012 relating to the offer and sale by the selling stockholders listed in the prospectus of up to 3,864,461 shares of common stock of Cempra, Inc. This prospectus supplement is not complete without, and may not be delivered or used except in connection with, the original prospectus. We will not receive any proceeds from the sale of the shares of common stock by selling stockholders.

Material Information Reported in Current Report on Form 8-K

On February 5, 2013, we filed our Current Report on Form 8-K to disclose the entry into an API Manufacturing and Supply Agreement by our wholly owned subsidiary, Cempra Pharmaceuticals, Inc.

From press release filed with Form 8-K regarding entry into a material definitive agreement.

On January 30, 2013, Cempra Pharmaceuticals, Inc., our wholly owned subsidiary, entered into an API Manufacturing and Supply Agreement with Wockhardt Ltd. whereby we will purchase from Wockhardt at least 70% of our total annual purchases of solithromycin in any year for clinical or commercial use in humans. Purchases of solithromycin by us on behalf of our licensees or by our licensees directly will be applied toward the 70% requirement, but our licensees are free to manufacture solithromycin, or purchase solithromycin from any entity other than Wockhardt, in any amounts. Wockhardt is prohibited from supplying, marketing, selling or distributing solithromycin to any third party or allowing the use of solithromycin for any development program of any third party or Wockhardt. We may develop alternative sources of solithromycin for the other 30% of our annual needs. In the event that we reasonably believe that Wockhardt will be or is unable to manufacture and/or supply us with our required amounts of solithromycin, we have the right to purchase all or any portion of our solithromycin requirements from such alternate sources.

We will pay one price for clinical supplies of solithromycin and another price for commercial supplies and these prices may not increase during the term of the agreement. If Wockhardt’s costs decrease at any time, for any reason, the purchase prices will be decreased by the amount of such decrease. If we are able to procure solithromycin from any third party at a price that is equal to or less than a designated percentage of the price we are to pay Wockhardt (based on orders of similar volume), then we may, without limiting our ability to order solithromycin from Wockhardt, transfer all or a portion of our solithromycin requirements to such sources, and we will no longer be required to obtain from Wockhardt any specific portion of our solithromycin requirements. We are entitled to exercise this transfer right multiple times under the agreement.

In the event we obtain a quote from a third party for the supply of any specified key reagent in the manufacture of solithromycin (e.g., clarithromycin or any other designated substitute) at a price that is less than a designated percentage of the cost at which Wockhardt procures such key reagent, we can require Wockhardt to obtain such key reagent from us and the price for commercial supplies of solithromycin using any key reagent supplied by us will be reduced.

The agreement’s initial term runs until December 31, 2019. After the end of the third complete calendar year (i.e. December 31, 2016), and at the end of each calendar year thereafter, the term will automatically extend for an additional year unless either party gives written notice to the other of its intent to terminate prior to the end of such calendar year, in which case the agreement will terminate at the end of the three remaining calendar years of the term. Each party has the right to terminate the agreement immediately if the other party becomes involved in bankruptcy, insolvency or similar proceedings or materially breaches the agreement and such breach remains uncured for a period of 60 days following notice of the breach. We have the right to terminate the agreement immediately at any time after we or one of our licensees decides to cease clinical development or sales of solithromycin.

The supply agreement is otherwise subject to such terms and conditions as are reasonably customary for supply agreements of similar type. The description of the supply agreement with Wockhardt provided above is qualified in its entirety by reference to the full and complete terms contained in the agreement, which will be filed as an exhibit to our Annual Report on Form 10-K for the year ended December 31, 2012.

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 7 of the original prospectus.

Neither the SEC nor any state securities commission has approved or disapproved our securities or determined that this prospectus is truthful or complete. It is illegal for anyone to tell you otherwise.

The date of this Prospectus Supplement No. 3 is February 7, 2013.